Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:     Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

February 8, 2011

Sierra Wireless Reports Fourth Quarter and Fiscal Year 2010 Results

•                  Revenue in the fourth quarter of 2010 was $167.2 million, up 16% year-over-year, and non-GAAP net earnings were $4.9 million, up 32% year-over-year.

•                  Record revenue in fiscal 2010 of $650.3 million, up 24% year-over-year. Non-GAAP net earnings grew to $0.64 per diluted share, up 52% year-over-year.

•                  Executing on diversification strategy:  M2M revenue up 54% for fiscal 2010 to $332.4 million.

•                  Delivered positive cash flow in the fourth quarter, adding $6.9 million to the balance sheet.

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) today reported fourth quarter and fiscal year 2010 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“GAAP”), except as otherwise indicated below.

“We are pleased with the progress we made in 2010 and believe that we are well-positioned heading into 2011.  During the year, we delivered solid growth and improved profitability while executing on our strategic objectives to diversify our business and build on our market leadership position,” said Jason Cohenour, President and Chief Executive Officer.

“In the first quarter, we anticipate some weakness in our Mobile Computing business as major operator customers transition to new 4G products, and we expect lower sales of embedded modules to a single large consumer M2M customer as they transition to a next generation platform.   We remain confident in our business and leadership position and expect the company to return to solid year-over-year growth by the second half of the year,” added Cohenour.

Q4 and Fiscal Year 2010 Financial Results - GAAP

Revenue for the fourth quarter of 2010 was $167.2 million, gross margin was $48.9 million, or 29.2% of revenue, operating expenses were $49.0 million, loss from operations was $0.2 million and net earnings were $0.8 million, or diluted earnings per share of $0.03.

Revenue for the year ended December 31, 2010 was $650.3 million,  compared to $526.4 million in 2009.  Gross margin was $190.4 million, or 29.3% of revenue in 2010, compared to $177.3 million, or 33.7% of revenue in 2009.  Operating expenses were $200.7 million in 2010, compared to $215.0 million in 2009.  Loss from operations was $10.4 million, compared to a loss from operations of $37.7 million in 2009.  Our net loss was $14.5 million, or loss per share of $0.47, compared to a net loss of $39.9 million, or loss per share of $1.29 in 2009.

Q4 2010 Financial Results — Non-GAAP

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts, and tax adjustments.  We disclose these non-GAAP amounts as we believe that these measures provide our shareholders with better information on actual operating results and assist in comparisons from one period to another.  The reconciliation between our GAAP and non-GAAP results of operations is provided in the accompanying schedules.

On a non-GAAP basis, results for the fourth quarter of 2010, relative to guidance provided on November 3, 2010 are as follows:

Fourth quarter revenue of $167.2 million was lower than our guidance range of $170.0 million to $175.0 million. Our earnings from operations were $5.8 million, lower than our guidance range of $8.0 million to $9.0 million.    Net earnings of $4.9 million, or diluted earnings per share of $0.16, were lower than our guidance range of $6.8 million to $7.6 million, or earnings per share of $0.22 to $0.24.  The shortfall relative to expected revenue and earnings is primarily the result of lower than expected sales of AirCard products to North American operator customers.

On a non-GAAP basis, results for the fourth quarter of 2010, compared to the fourth quarter of 2009 are as follows:

Fourth quarter revenue increased to $167.2 million in 2010, compared to $144.0 million for the same period in 2009. Gross margin for the fourth quarter of 2010 was 29.3% of revenue, compared to 33.9% for the same period in 2009. Operating expenses were $43.2 million and earnings from operations were $5.8 million in the fourth quarter of 2010, compared to $45.1 million and $3.7 million, respectively, in the same period of 2009. Net earnings for the fourth quarter of 2010 were $4.9 million, or diluted earnings per share of $0.16, compared to net earnings of $3.7 million, or diluted earnings per share of $0.12, in the same period of 2009.

On a non-GAAP basis, results for the fourth quarter of 2010, compared to the third quarter of 2010 are as follows:

Revenue for the fourth quarter of 2010 decreased to $167.2 million, compared to $172.7 million in the third quarter of 2010. Gross margin was 29.3% of revenue in the fourth quarter of 2010, compared to 28.4% of revenue in the third quarter of 2010. Operating expenses were $43.2 million and earnings from operations were $5.8 million in the fourth quarter of 2010, compared to $41.3 million and $7.8 million, respectively, in the third quarter of 2010. Net earnings for the fourth quarter of 2010 were $4.9 million, or diluted earnings per share of $0.16, compared to $6.5 million, or diluted earnings per share of $0.21 in the third quarter of 2010.  The sequential decline in revenue from the third quarter of $5.5 million was driven by lower AirCard sales, partially offset by higher M2M sales.

Financial Guidance

The following guidance is presented on a non-GAAP basis, which excludes impact of stock-based compensation expense, acquisition amortization, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts, and tax adjustments.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Q1 2011 Guidance	Consolidated Non-GAAP

Revenue	$140.0 to $145.0 million
Earnings (loss) from operations	$(2.5) to $0.0 million
Net earnings (loss)	$(2.0) to $0.0 million
Diluted earnings (loss) per share	$(0.06) to $0.00 per share

For the full year of 2011, we expect solid revenue and earnings growth driven by a strong second half.

Our guidance for the first quarter of 2011 reflects current business indicators and expectations.  In the first quarter of 2011, we expect revenue to decline significantly from the fourth quarter of 2010.   We expect this sequential decline to be driven primarily by lower AirCard sales as operator customers prepare to transition to our new 4G products and lower embedded module sales to a single large consumer M2M customer.

In the first quarter of 2011, we anticipate that gross margin percentage will be stable to up modestly compared to the fourth quarter of 2010 and we also expect non-GAAP operating expenses to be up slightly compared to the fourth quarter of 2010.  We anticipate this sequential increase in operating expenses to be driven by new product launch costs and the impact of unfavorable foreign exchange rates.

Conference Call, Webcast and Instant Replay Details

We will host a conference call to review our results on Tuesday, February 8, 2011 at 2:30 p.m. PDT, 5:30 p.m. EDT. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call.

Telephone participation:

Toll free (Canada and U.S.):	1-888-231-8191	Passcode: Not required
or
Outside Canada and the U.S.:	1-647-427-7450	Passcode: Not required

Webcast:

We will also broadcast our conference call over the Internet. To access the web broadcast, please follow the link below and choose one of the following options:

•                  If you are following the conference call on the phone, please choose the “Non-Streaming” version

•                  If you would prefer to follow online only, with streaming audio, select any of the other options according to your preferred format

http://event.on24.com/r.htm?e=268459&s=1&k=9E859F96092C62A10FA86BB29D6A97B6

This webcast event will be optimized for Microsoft Windows Media Player version 11. To download go to:

http://www.microsoft.com/windows/windowsmedia/download

The webcast will be available at the above link for 90 days following the call.

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days.

Audio only dial: 1-800-642-1687 or 1-416-849-0833

Passcode:  23770396#

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the first quarter of 2011 and our fiscal year 2011, our outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as  “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                 Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks;

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  As a result, our actual results, achievements and developments in our business may differ significantly from our current expectations. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Certain of these material risks are listed below:

•                  Actual sales volumes or prices for our products and services are lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, competition from new or established wireless communication companies.

•                  The cost of products sold are higher than planned or necessary component supplies are not available, are delayed or are not available on commercially reasonable terms.

•                  We are unable to enforce our intellectual property rights or are subject to litigation that has an adverse outcome.

•                  The development and timing of the introduction of our new products is later than we expect or is indefinitely delayed.

•                  Transition periods associated with the migration to new technologies are longer than we expect.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR — TSX: SW) products connect people and machines to wireless networks around the world. We offer an advanced, comprehensive product line, addressing consumer, enterprise, original equipment manufacturer and specialized vertical industry markets.  We also offer a wide range of professional and operated services.  Our solutions are used for mobile computing, transportation, industrial M2M (machine-to-machine), enterprise, residential and consumer communications applications. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009

Revenue	$167,176	$143,952	$650,341	$526,384
Cost of goods sold	118,309	95,223	459,976	349,092
Gross margin	48,867	48,729	190,365	177,292

Expenses:
Sales and marketing	12,123	15,191	51,599	54,835
Research and development	23,782	19,884	88,035	80,066
Administration	9,073	9,625	36,357	36,553
Acquisition costs	—	95	—	7,785
Restructuring	132	4,678	7,640	20,605
Integration	906	1,337	5,110	3,859
Amortization	3,026	(997)	11,990	11,313
	49,042	49,813	200,731	215,016
Loss from operations	(175)	(1,084)	(10,366)	(37,724)

Foreign exchange gain (loss)	(241)	(1,754)	(7,000)	1,261
Other expense	(20)	(279)	(241)	(4,399)
Loss before income taxes	(436)	(3,117)	(17,607)	(40,862)
Income tax expense (recovery)	(1,221)	12	(2,808)	340
Net earnings (loss)	785	(3,129)	(14,799)	(41,202)
Net loss attributable to the non-controlling interest	(40)	(394)	(258)	(1,303)
Net earnings (loss) attributable to Sierra Wireless, Inc.	825	(2,735)	(14,541)	(39,899)
Retained earnings (deficit), beginning of period	(33,992)	(15,891)	(18,626)	21,273
Deficit, end of period	$(33,167)	$(18,626)	$(33,167)	$(18,626)

Earnings (loss) per share:
Basic	$0.03	$(0.09)	$(0.47)	$(1.29)
Diluted	$0.03	$(0.09)	$(0.47)	$(1.29)

Weighted average number of shares (in thousands):
Basic	31,151	31,042	31,083	31,035
Diluted	31,493	31,042	31,083	31,035

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	December 31, 2010	December 31, 2009

Assets
Current assets:
Cash and cash equivalents	$85,443	$107,491
Short-term investments	26,405	26,898
Accounts receivable	117,397	86,466
Inventories	22,134	24,708
Deferred income taxes	9,577	6,168
Prepaid expenses and other	24,542	14,039
	285,498	265,770

Fixed assets	22,635	27,956
Intangible assets	69,024	86,674
Goodwill	90,953	95,064
Deferred income taxes	836	1,794
Other assets	622	7,261
	$469,568	$484,519

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$63,451	$71,035
Accrued liabilities	77,026	54,419
Deferred revenue and credits	987	750
Current portion of long-term obligations	1,470	3,371
Current portion of obligations under capital leases	324	293
	143,258	129,868

Long-term liabilities	21,717	35,860
Obligations under capital leases	263	245
Deferred income taxes	1,143	1,950

Shareholders’ equity:
Share capital	327,668	326,043
Shares held for restricted share unit distribution, at cost	(3,908)	(6,442)
Additional paid-in capital	16,926	13,133
Deficit	(33,167)	(18,626)
Accumulated other comprehensive loss	(5,471)	(37)
	302,048	314,071
Non-controlling interest in Wavecom S.A.	1,139	2,525
Total shareholders’ equity	303,187	316,596
	$469,568	$484,519

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Cash flows from operating activities:
Net earnings (loss)	$785	$(3,129)	$(14,799)	$(41,202)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	8,813	2,159	34,990	32,704
Stock-based compensation	1,405	1,670	6,956	8,097
Non-cash restructuring and other	25	1,748	(859)	5,911
Deferred income taxes	(2,281)	282	(3,374)	282
Loss (gain) on disposal	(23)	211	(95)	204
Unrealized foreign exchange loss (gain) on restricted cash	—	—	—	15,653
Unrealized foreign exchange loss on term loan	—	—	—	1,215
Tax benefit related to stock option deduction	151	—	151	—
Changes in operating assets and liabilities
Accounts receivable	14,687	(1,686)	(35,671)	20,175
Inventories	817	(1,472)	(11,399)	15,676
Prepaid expenses and other assets	(144)	2,878	7,104	3,888
Accounts payable	(1,495)	5,935	12,406	(1,301)
Accrued liabilities	(10,135)	(4,587)	(290)	(12,793)
Deferred revenue and credits	353	(353)	480	(810)
Net cash provided by (used in) operating activities	12,958	3,656	(4,400)	47,699

Cash flows from investing activities:
Business acquisition, net of cash acquired of $139,785	—	—	—	(26,493)
Acquisition of OCEANE convertible bonds	—	—	—	(104,767)
Decrease in restricted cash	—	—	—	175,820
Purchase of Wavecom S.A. free shares	—	—	(1,553)	—
Proceeds on disposal	26	32	99	155
Purchase of fixed assets	(5,045)	(5,024)	(12,580)	(13,296)
Increase in intangible assets	(1,011)	(1,468)	(3,976)	(6,543)
Purchase of short-term investments	(31,400)	(20,888)	(48,310)	(68,333)
Proceeds on maturity of short-term investments	7,410	19,300	48,799	59,560
Net cash provided by (used in) investing activities	(30,020)	(8,048)	(17,521)	16,103

Cash flows from financing activities:
Proceeds on issuance of term loan	—	—	—	102,716
Repayment of term loan	—	—	—	(103,931)
Financing costs	—	(57)	—	(3,971)
Issuance of common shares, net of share issue costs	795	91	1,074	96
Purchase of treasury shares for RSU distribution	—	—	—	(6,417)
Proceeds on exercise of Wavecom options	—	—	—	4,148
Decrease in long-term liabilities	(276)	(1,338)	(2,615)	(2,238)
Net cash provided by (used in) financing activities	519	(1,304)	(1,541)	(9,597)
Effect of foreign exchange on cash and cash equivalents	(587)	2,602	1,414	(9,972)
Net increase (decrease) in cash and cash equivalents	(17,130)	(3,094)	(22,048)	44,233
Cash and cash equivalents, beginning of period	102,573	110,585	107,491	63,258
Cash and cash equivalents, end of period	$85,443	$107,491	$85,443	$107,491

SIERRA WIRELESS, INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(in millions of U.S. dollars)	2010	2009	2010	2009

Revenue — GAAP and Non-GAAP	$167.2	$144.0	$650.3	$526.4

Gross margin — GAAP	$48.9	$48.7	$190.4	$177.3
Stock-based compensation	0.1	0.2	0.5	0.5
Gross margin — Non-GAAP	$49.0	$48.9	$190.9	$177.8

Loss from operations — GAAP	$(0.2)	$(1.1)	$(10.4)	$(37.7)
Stock-based compensation	1.4	1.7	7.0	8.1
Transaction costs	—	0.1	—	7.8
Restructuring and other costs	0.1	4.8	7.1	20.0
Integration costs	0.9	1.3	5.1	3.8
Acquisition related amortization	3.6	(3.1)	13.6	11.8
Earnings from operations — Non-GAAP	$5.8	$3.7	$22.4	$13.8

Net earnings (loss) — GAAP	$0.8	$(2.7)	$(14.5)	$(39.9)
Stock-based compensation, transaction, restructuring, integration and acquisition amortization costs, net of tax	5.9	4.2	31.1	50.3
Foreign exchange (gain) loss	0.2	1.8	7.0	(1.3)
Interest expense	—	0.1	—	4.4
Non-controlling interest	—	(0.2)	(0.2)	(0.9)
Tax impact related to net change in tax assets and tax provision adjustment for actual taxes filed	(2.0)	0.5	(3.4)	0.5
Net earnings — Non-GAAP	$4.9	$3.7	$20.0	$13.1

Diluted earnings (loss) per share — GAAP	$0.03	$(0.09)	$(0.47)	$(1.29)
Diluted earnings per share — Non-GAAP	$0.16	$0.12	$0.64	$0.42

SIERRA WIRELESS, INC.

REVENUE BY BUSINESS LINE

(Expressed as a percentage of revenue)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009

M2M	50%	54%	51%	41%
Mobile Computing	50	46	49	59
	100%	100%	100%	100%

SIERRA WIRELESS, INC.

REVENUE BY PRODUCT LINE

(Expressed as a percentage of revenue)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009

AirPrime Intelligent Embedded Modules	46%	47%	46%	34%
AirCard Mobile Broadband Devices	45	44	45	56
AirLink Intelligent Gateways and Routers	8	8	7	8
AirVantage Solutions and Other	1	1	2	2
	100%	100%	100%	100%